UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

bluebird bio, Inc.

File No. 333-188605 - CF#29532

_____

bluebird bio, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 14, 2013, as amended.

Based on representations by bluebird bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through May 21, 2016
Exhibit 10.7	through May 21, 2016
Exhibit 10.8	through May 21, 2016
Exhibit 10.9	through May 21, 2023
Exhibit 10.10	through May 21, 2016
Exhibit 10.11	through May 21, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary